16-Nov-05

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NW, STOP 7010

Washington, D.C.

20549

Re:

Form 20-F for year ended December 31, 2004

File No. 0-17791

Attention:

Jonathan Duersch, Division of Corporate Finance
Fax Number – 202-772-9220

Dear Mr. Duersch,

In connection with your comment letter of August 10, 2005 concerning “Independent Auditors’ Report to the Shareholders” and our response letter dated August 24, 2005, please be advised that we have obtained an amended audit opinion from our external auditors and are filing it (together with our financial statements, on EDGAR.

In addition, we will be filing this correspondence with EDGAR, in accordance with the recommendations of your comment letter.

Please contact me should you have any questions, comments, or concerns.

Sincerely,

/s/

      Domenico Bertucci

Domenico Bertucci, CA

Chief Financial Officer

Direct line – 416-777-0820

E-mail – dbertucci@twinmining.com